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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003

                             CAMPBELL RESOURCES INC.
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                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release - July 2, 2003 - Substantial Increase in Resources at Campbell Resources' Joe Mann Mine.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           CAMPBELL RESOURCES INC.



                                           /s/  Lorna D. MacGillivray
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                                           LORNA D. MACGILLIVRAY
                                           Vice President, Secretary and
                                           General Counsel


DATE: July 2, 2003

                                  EXHIBIT INDEX

99.1 Press Release - July 2, 2003 - Substantial Increase in Resources at Campbell Resources' Joe Mann Mine.